UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RENREN INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

American Depositary Shares

(Title of Class of Securities)

759892102

(CUSIP Number of Class of Securities)

Ashley Law Kwok Wai, Acting Chief Financial Officer
Telephone: +86 (10) 8448-1818
Email: ir@renren-inc.com
1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

Z. Julie Gao, Esq.
Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central
Hong Kong
(852) 3740-4700

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$50,000,000	$5,810

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 an aggregate of up to 20,833,333 of the American Depositary Shares of Renren Inc. at a price not greater than $2.75 and not less $2.40 per American Depositary Share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,810	Filing Party: Renren Inc.
Form or Registration No.: Schedule TO	Date Filed: April 2, 2015
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

    This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 2, 2015 (the “Schedule TO”), and relates to the offer by Renren Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) to purchase up to $50 million in value of its American Depositary ADSs (the “ADSs”), each representing three Class A ordinary shares, par value $0.001 per share, at a price not greater than $2.75 nor less than $2.40 per ADS, net to the seller in cash, less any applicable withholding taxes, less a cancellation fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS depositary, and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 2, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Except as amended hereby to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read in conjunction with the Schedule TO and all exhibits thereto.

Items 1 through 9 and 11.

The second sentence of the first paragraph under the heading “Incorporation by Reference”, on page 26 of the Offer to Purchase, including the two bullet points under it, is hereby removed and replaced in its entirety with the following:

The following document that has been filed with the SEC contains important information about us, and we incorporate it by reference (other than any portions of the filing that were furnished to, rather than filed with, the SEC under applicable SEC rules):

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 16, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2015

RENREN INC.

By:	/s/ Joseph Chen

Name:  Joseph Chen
Title:  Chairman of the Board of Directors
            and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated April 2, 2015 (incorporated by reference to Exhibit (a)(1)(i) to our Tender Offer Statement on Schedule TO-I.
(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to our Tender Offer Statement on Schedule TO-I.
(a)(1)(iii)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to our Tender Offer Statement on Schedule TO-I.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)*	Press release announcing the commencement of the Offer, dated April 2, 2015.
(d)(1)	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).
(d)(2)	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(3)	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(4)	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(5)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(6)	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(7)	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).

*	Previously filed.